Electronic Articles of Incorporation
For

P16000070658
FILED
August 25, 2016
Sec. Of State
sgilbert

MIZAYA, INC

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

MIZAYA, INC

Article II

The principal place of business address:

1035 S STATE ROAD 7
315-13
WELLINGTON, FL.   33414

The mailing address of the corporation is:

1035 S STATE ROAD 7
315-13
WELLINGTON, FL.   33414

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

1,000,000,000

Article V

The name and Florida street address of the registered agent is:

KENCLE WINDROSS
4764 W ATLANTIC BLVD
204
COCONUT CREEK, FL.   33063

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: KENCLE WINDROSS

P16000070658
FILED
August 25, 2016
Sec. Of State
sgilbert

Article VI

The name and address of the incorporator is:

KENCLE WINDROSS
4764 W ATLANTIC BLVD
204
COCONUT CREEK, FL 33063

Electronic Signature of Incorporator: KENCLE WINDROSS

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
KENCLE WINDROSS
4764 W ATLANTIC BLVD APT 204
COCONUT CREEK, FL. 33063

Article VIII

The effective date for this corporation shall be:

08/19/2016